Filed by Kirby Corporation pursuant to Rule 425 of the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: K-Sea Transportation Partners L.P.
Commission File No.: 1-31920
     Senior executives of Kirby Corporation (“Kirby”) will be making a presentation at the Bank of America Merrill Lynch 2011 Global Transportation Conference on Friday, May 20, 2011. A copy of the slide presentation that will be used by Kirby is attached hereto. Information about the webcast of the presentation was provided in the press release issued by Kirby on May 13, 2011.

KIRBY CORPORATION Putting America's Waterways to Work NYSE: KEX May 2011

2 Forward Looking Statements Non-GAAP Financial Measures Statements contained in this presentation with respect to the future are forward-looking statements. These statements reflect management's reasonable judgment with respect to future events. Forward-looking statements involve risks and uncertainties. Actual results could differ materially from those anticipated as a result of various factors, including cyclical or other downturns in demand, significant pricing competition, unanticipated additions to industry capacity, changes in the Jones Act or in U.S. maritime policy and practice, fuel costs, interest rates, weather conditions and the timing, magnitude and the number of acquisitions made by Kirby. Forward-looking statements are based on currently available information and Kirby assumes no obligation to update such statements. A list of additional risk factors can be found in Kirby's annual report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission. Kirby reports its financial results in accordance with generally accepted accounting principles (GAAP). However, Kirby believes that certain Non-GAAP financial measures are useful in managing Kirby's businesses and evaluating Kirby's performance. This presentation contains two Non-GAAP financial measures, adjusted net earnings and EBITDA. Please see the Appendix for a reconciliation of GAAP to Non-GAAP financial measures.

Important Information about the K-Sea Transportation Merger and Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Kirby Corporation and K- Sea Transportation Partners L.P. will be submitted to the unitholders of K-Sea for their consideration. In connection with the proposed merger, Kirby has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a proxy statement of K-Sea and a prospectus of Kirby. The definitive proxy statement/prospectus will be mailed to the unitholders of K-Sea. INVESTORS AND SECURITY HOLDERS OF K-SEA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIRBY, K-SEA AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they become available and other documents filed with the SEC by Kirby and K- Sea through the SEC's website at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained from Kirby's website at www.kirbycorp.com. Kirby and its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Kirby's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on February 25, 2011, and its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 18, 2011. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 3

Marine Transportation of 2010 Revenue $915.1 million Largest U.S. Inland Tank Barge Operator 4 Kirby...Business Operations 18% 82%

Kirby...Public Market Facts 5 NYSE: K E X Current Price (May 16, 2011) $53.48 Number of Shares O/S (May 3, 2011) 53.7M Market Capitalization $2,872M Debt (May 16, 2011) $310M Enterprise Value $3,182M Employees 3,350

Kirby Facts 6 Largest inland tank barge operator Operating 829 barges and 249 towing vessels Sustainable competitive advantages: Lowest cost due to economies of scale Best positioned for growth opportunities "One Stop Shop" for customers 75% of inland marine transportation revenues under term contracts, of which approximately 50% are under time charters Nationwide diesel engine services parts provider for medium- speed and high-speed diesel engines Manufacturer of oil service and power generation equipment using medium-speed and high-speed diesel engines Successful integration of 27 marine and 15 diesel acquisitions

Acquisitions in Marine Transportation

Date	No. of Tank Barges	Description
1986	5	Alliance Marine
1989	35	Alamo Inland Marine Co.
1989	53	Brent Towing Company
1991	3	International Barge Lines, Inc.
1992	38	Sabine Towing & Transportation Co.
1992	26	Ole Man River Towing, Inc.
1992	29	Scott Chotin, Inc.
1992	*	South Texas Towing
1993	72	TPT, Division of Ashland
1993	*	Guidry Enterprises
1993	53	Chotin Transportation Company
1994	96	Dow Chemical (transportation assets)
1999	270	Hollywood Marine, Inc. – Stellman, Alamo Barge Lines, Ellis Towing, Arthur Smith, Koch Ellis, Mapco

Date	No. of Tank Barges	Description
2002	15	Cargo Carriers
2002	64	Coastal Towing, Inc. (barge management agreement for 54 barges)
2002	94	Dow/Union Carbide (transportation assets)
2003	64	SeaRiver Maritime (ExxonMobil)
2005	10	American Commercial Lines (black oil fleet)
2006	*	Capital Towing
2007	37	Coastal Towing, Inc. (operated barges since 2002 under barge management agreement)
2007	21	Cypress Barge Leasing, LLC (operated as leased barges since 1994)
2007	11	Midland Marine Corporation (operated as leased barges)
2007	9	Siemens Financial (operated as leased barges)
2008	6	OFS Marine One (operated as leased barges)
2011	*	Kinder Morgan (Greens Bayou fleet)
2011	21	Enterprise Marine (ship bunkering)
2011	58**	K-Sea Transportation (coastwise operator)

Shipper Owned (Red) Independent (Green) * Towboats Only

**Entered into purchase agreement. Anticipating 2011 third quarter closing

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8 Acquisitions in Diesel Engine Services Acquisitions Acquisitions 1987 National Marine 1991 Ewing Diesel 1995 Percle Enterprises 1996 MKW Power Systems 1997 Crowley (Power Assembly Shop) 2000 West Kentucky Machine Shop 2000 Powerway 2004 Walker Paducah Corp. 2005 TECO (Diesel Services Division) 2006 Global Power Holding Company 2006 Marine Engine Specialists 2007 NAK Engineering (Nordberg Engines) 2007 P&S Diesel Service 2007 Saunders Engine & Equipment Company 2008 Lake Charles Diesel, Inc. 2011 United Holdings LLC Internal Growth Internal Growth 1989 Midwest 1992 Seattle 1993 Shortline & Industrial Rails 2000 Cooper Nuclear

Revenue... Business Operations 9 14.6% growth rate from 1988-2010

10 Earnings Per Share See Appendix for reconciliation of GAAP to Non-GAAP earnings per share Earnings per share have been revised to reflect 2-for-1 stock split effective May 31, 2006 * Includes $.20 to $.25 per share from United, purchased April 15, 2011 * Expected positive earnings impact from K-Sea Transportation acquisition, anticipated to close in 2011 third quarter, will be offset by one- time merger related transaction fees of approximately $.05 per share Earnings Per Share From Continuing Operations Excluding Non-Recurring Items Guidance 12.9% growth rate from 1994 - 2010 $2.70*

11 KIRBY MARINE

12 U.S. Inland and Coastal Waterway Systems Sioux City Chicago Pittsburgh Charleston Tulsa Corpus Christi St. Louis Cincinnati Houston St. Marks St. Paul New Orleans Kirby is one of the few operators offering distribution throughout the Mississippi River System and Gulf Intracoastal Waterway 12,000 miles of navigable waterways link America's heartland to the world Texas and Louisiana account for 80% of the total U.S. production of chemicals and petrochemicals

Barge Industry Facts The U.S. barge industry serves both the inland waterways, U.S. coastwise ports, Alaska and Hawaii The inland based business is comprised of approximately 18,000 dry cargo barges and 3,100 liquid tank barges The U.S. coastwise, Alaska and Hawaii business is comprised of approximately 230 tank barges Kirby is principally in the liquid cargo transportation business No competition from foreign companies due to a U.S. law known as the Jones Act Equipment not subject to economic obsolescence because draft, lock and port restrictions limit the size of barges Barges are mobile, carry wide range of cargoes, and service different geographic markets Inland and the coastwise waterway system plays a vital role in the U.S. economy The waterway system is an environmentally friendly mode of transportation 13

14 Number of Inland Tank Barges For the years 1993 through April 2011 121 single hull tank barges industry wide, 9 operated by Kirby Source: Informa Economics, Barge Fleet Profile, March 2011 - Adjusted

15 Inland Tank Barge Fleet Source: Informa Economics, Barge Fleet Profile, March 2011

Largest Inland Tank Barge Operator 16 Benzene Styrene Methanol Acrylonitrile Xylene Caustic soda Butadiene Propylene Residual fuel oil Coker feedstock Vacuum gas oil Asphalt Carbon black feedstock Crude oil Ship bunkers Black Oil Products - 20%* Anhydrous ammonia Nitrogen-based liquid fertilizer Industrial ammonia Agricultural Chemicals - 5%* Gasoline No. 2 oil Jet fuel Heating oil Diesel fuel Naphtha Refined Petroleum Products - 9%* Petrochemicals-66% * * Revenue distribution for the first quarter ended March 31, 2011

Inland Fleet Size and Flexibility... Towboat Fleet Operating an average of 230 towboats in 1st Qtr of 2011 vs. 224 in 1st Qtr of 2010 Chartered towboats used to balance horsepower with demand 17 Tank Barge Fleet Large fleet facilitates better asset utilization More backhaul opportunities Faster barge turnarounds Barges positioned closer to cargoes Less cleaning Better Asset Utilization

Kirby Outpaces the Competition

Inland Tank Barge Owners By Number of Tank Barges

Shipper Owned Independent	Tank Barges Operated	Dry Cargo Barges Operated
Kirby Corporation	829	-
American Commercial Lines LLC	325	2,135
Canal Barge Company, Inc.	211	348
Florida Marine	203	-
Marathon Oil Corporation	172	-
Ingram Barge Company	172	3,784
Enterprise Products Partners	122	-
Higman Barge Lines, Inc.	108	-
Blessey Marine Services	107	-
American River Transportation Co	84	1,673
Settoon Towing, LLC	65	-
Martin Midstream Partners	63	-
Southern Towing Company	61	-
Magnolia Marine Transport Co	57	-
PPG Industries, Inc.	55	-
LeBeouf Brothers Towing Co	49	-
Devall Barge Lines	40	-
Golding Barge Lines, Inc.	40	-
Chem Carriers, Inc.	31	-
Buffalo Marine Service, Inc.	28	-
Waxler Towing Company, Inc.	23	-
Westlake Vinyl	22	-
River City Towing Services	20	-

	Tank Barges Operated	Dry Cargo Barges Operated
Genesis Energy, L.P.	20	-
Rhodia, Inc.	19	-
TARGA	18	-
John W. Stone Oil	17	-
Lyondell Chemical Company	17	-
Olin Corporation	15	-
Highland Marine	11	-
Merichem Company	10	-
Progressive Barge Line	10	-
AgriChemical Marine Transp	8	-
Natures Way Marine	8	-
CC Marine	5	-
Mon River Towing, Inc.	4	-
Plaquemine Towing	3	-
James Transportation	3	-
Other dry cargo carriers	-	10,060
TOTAL (estimated)	3,055	18,000

Informa Economics, Barge Fleet Profile, March 2011 - Adjusted

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19 End Uses of Products... * For the first quarter ended March 31, 2011 Demand Drivers

Committed to dedicating adequate resources to achieve safety objectives Extensive company-owned and operated training facility (Towboat Simulator) Industry leader First winner of Benkert Award, highest award given by Department of Transportation for safety and environmental protection 20 Committed to dedicating adequate resources to achieve safety objectives Extensive company-owned and operated training facility (Towboat Simulator) Industry leader First winner of Benkert Award, highest award given by Department of Transportation for safety and environmental protection Strong Emphasis on Safety... "Safety Is Our Franchise To Operate."

21 DIESEL ENGINE SERVICES United Holdings Kirby Engine Systems

22 Diesel Engine Services

23 Diesel Engine Services Engines and Transmissions/Reduction Gears

24 United Holdings Distributes and services land based engines, pumps and transmissions Suppliers: Allison Transmissions, MTU Detroit Diesel, Daimler Trucks, Isuzu, Heil and Tymco Markets: Land based oilfield services, transportation, municipalities, construction, and power generation United Engines UE Manufacturing UE Compression Manufactures land based oilfield service equipment, including hydraulic fracturing equipment Products: Pressure pumpers, cementers, hydration equipment, mud pumps, blenders, nitrogen pumpers Markets: Oilfield service and oil and gas operators Manufactures and packages custom compression systems Products: Electric motor driven systems, natural gas engine driven systems, industrial air systems Markets: Compression service, oil and gas operators, and power products

25 United Holdings 21 locations across 13 states Purchase price of approximately $270 million with up to a $50 million earnout payable in 2014 Entered a market with excellent opportunities for growth, as the recovery of shale gas is an energy "game changer" United, like Kirby, has an experienced management team and excellent long-term customer relationships 2011 projected revenue for Kirby $285 to $335 million (2011 full year revenue $375 million to $450 million) 2011 net earnings for Kirby $.20 to $.25 per share range (2011 full year net earnings $.25 to $.30 per share range)

North American Shale Gas Plays Source: EIA, Tudor Pickering Estimates Bakken 26

Fracturing forces water, sand and chemical down a drilled well at extremely high pressure The force of the fluid creates cracks and fissures increasing porosity Fracturing is often done in stages to increase recovery rates Hydraulic Fracturing Overview Source: Chesapeake Energy 27

K-Sea Transportation Acquisition 28

29 Pending Acquisition of K-Sea Transportation Partners L.P. Operator of tank barges and towing vessels participating in the coastwise transportation of primarily refined petroleum products Fleet consists of 58 tank barges with 3.8 million barrels of capacity (54 are double hull) and 63 tugboats, operating along the U.S. East, West and Gulf Coasts, and in Alaska and Hawaii Total consideration of transaction approximately $600M, before fees, and will consist of cash, Kirby common stock and refinancing of K-Sea debt Outlook for K-Sea's U.S coastwise tank barge market is improving Volumes improving from 2009 low levels Supply/demand balance is improving as single hull tank barges are phased out under OPA 90 between now and end of 2014 Rates improving from 2009 lows and equipment utilization is at higher levels Anticipate closing 2011 third quarter

2012F $1.8 - $2.0 Billion 2010A $1.1 Billion 30 Kirby...Business Operations After Acquisitions 82% Marine Transportation 18% Diesel Engine Services 35%* Diesel Engine Services 65%* Marine Transportation REVENUES * Approximate percentage that could vary significantly based on market and economic conditions

OUTLOOK 31

32 2011 Second Quarter Guidance Guidance on April 28th for the 2nd quarter was $0.67 - $0.77 per share which included $0.02 to $0.07 per share for the high water event on the Mississippi River System The high water event may have a greater impact on the 2011 2nd quarter results than originally anticipated We will revise or confirm our 2nd quarter guidance when the high water event has stabilized and our assessment of the impact is complete However, this event will pass 50% of our marine transportation revenue is under term contracts Inland barge fundamentals remain strong Diesel engine services markets will remain consistent with first quarter Accretive earnings from United in the $.04 to $.06 per share range

33 2011 Year Guidance $2.70 to $2.90 per share vs. $2.15 per share for 2010 High end guidance assumes strong petrochemical and black oil products markets with equipment utilization in the low 90% range and continued modest rate increases Low end guidance assumes deterioration in petrochemical and black oil markets with equipment utilization levels back to high 80% range and modest rate increases later in year Assumes accretive earnings from United in the $.20 to $.25 per share range Assumes accretive earnings from K-Sea Transportation, scheduled to be completed in 2011 third quarter, will be offset by one-time merger transaction fees of approximately $.05 per share

34 Planned Capital Expenditures 2011 construction program, taking advantage of attractive construction prices Capital expenditure guidance for 2011 of $220 to $230 million $100 million for equipment delivered throughout 2011 38 new 30,000 barrel inland tank bares and two pressure barges 3 new 1800 horsepower inland tow boats $36 million in progress payments on new offshore integrated dry-bulk barge and tugboat unit with an estimated total cost of $50 million. Delivery in 2012 $15 million for United

FINANCIAL HIGHLIGHTS 35

36 For First Quarter Ended March 31, 2011

Operating Margins Operating Margins 37

EBITDA Per Share Growth EBITDA Per Share Growth 38 See Appendix for reconciliation of GAAP net earnings to Non-GAAP EBITDA 11.1% growth rate from 1994 - 2010

Cash Flows Cash Flows 39 Expansion Barges $30 * Unaudited $193 $220*

Debt/Capitalization 40 14.3% 57.3%

Financial Strength 41 Investment grade debt, after K-Sea Transportation announcement Standard & Poor's: A- Moody's: Baa3 Fitch: BBB $250 million bank revolving credit $____ million presently outstanding as of May ____, 2011 Renewed in November 2010, 5 year renewal 8-year unsecured Private Placement due 2013 $200 million outstanding Floating rate of LIBOR +0.5% No required principal payments until maturity Acquisition financing Up to $540M 5-year Bank Term Loan Floating rate No prepayment penalty

WHY INVEST IN KIRBY? 42

Why Invest in Kirby? 43 Consistent long-term record of success Experienced Management teams in both core businesses Marine Transportation 75% of business under term contracts, of which approximately 50% are under time charters Approximately 70% of petrochemicals moved produce consumer nondurable goods, 30% consumer durable Diesel Engine Services Provides essential service to marine, power generation and railroad industries Largest geographic footprint of any U.S. diesel service provider Strong financial discipline and cash flow 2011 Acquisitions Closed ship bunkering operation in February Closed United Holdings in April Anticipate closing K-Sea Transportation in third quarter

Thank You For Listening to Our Story Kirby Corporation Putting America's Waterways to Work

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